Filed by Insurance Acquisition Corp. II pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Insurance Acquisition Corp. II

Commission File No.: 001-39484

Below is a transcript of an excerpt of the November 25, 2020 episode of the “All-In with Chamath, Jason, Sacks & Friedberg” podcast discussing the proposed business combination of INSU Acquisition Corp. II and Metromile, Inc.

The podcast can be found in its entirety at the following link:   https://podcasts.apple.com/us/podcast/all-in-with-chamath-jason-sacks-friedberg/id1502871393

Jason Calacanis:

Hey, everybody. Welcome back. Besties are back and it’s a bestie SPACsgiving! Congratulations to the Queen of Quinoa! His second company. David Friedberg announces today, hours before the taping of this special Thanksgiving pod, that he is taking Metromile public through a SPAC, and that bestie C (Chamath)... and here is the quote that as only Chamath can tweet, “Buffett had Geico, I pick Metromile.” I would just like to say,

Dave Friedberg:

That’s how you move markets.

Jason Calacanis:

LeBron James has three rings. Friedberg, tell us what is Metromile and

Dave Friedberg:

Well, this isn’t a self promoting podcast, is it? I mean,

Jason Calacanis:

no, but I think it’s just...

Dave Friedberg:

I started the company in 2011 when I was running Climate. When I was the CEO there. And, Climate was offering insurance at the time. We learned a lot about the insurance markets and figured like, “Hey, you know, telematics or connecting cars to the internet, it’s going to be a big deal. And we’re going to be able to completely change the auto insurance industry.” So we set up this company. I was the Chairman from the founding in 2011 and, you know, been Chairman and I’ve been an active investor in the business and every round since then, so the business has built some, you know, really compelling value proposition for customers. And, you know, it’s got really good unit economics and it’s, you know, needed its last round of capital to get profitable and turns out, you know, as we were thinking about that this summer, that a SPAC was a really good path for the business, given the inflection point it’s at.

Jason Calacanis:

The basic premise of the business is instead of paying for insurance by month or time period, the innovation here is you pay per mile.

Dave Friedberg:

Yeah, insurance today is like, you know, you fill out a form and you get a price for insurance. You pay that rate for six months of coverage, but you know, depending on when you’re driving and how much you’re driving, you should be paying a different price. Right? So we kind of changed the model to a rate per mile. And so if you don’t drive, you save, you know, so the average customer doesn’t drive a lot with Metromile. They save 47% over what they were paying with like Geico or Progressive or e-surance.

Jason Calacanis:

And you do that with that OBD port, it’s a OBD port?

Dave Friedberg:

Yeah, the little plug-in device. And increasingly we’re actually doing it directly by connecting to cars direct, through Ford and a couple other big automotive OEMs now have this ability to send the data directly out of the car, cause they’re all internet connected now. So that allows us to just basically, you know, see how many miles you’re driving and the rate per mile is what we bill you each month times the number of miles you drove on your car.

Jason Calacanis:

And you, you didn’t mention how you drive. I think that was a controversial concept for awhile. You know, if you speed, if you...

Dave Friedberg:

Right.

Jason Calacanis:

If you weave on the road, is that on the roadmap?

Dave Friedberg:

That, that is part of it today. But frankly, 70% of the price difference you get in auto insurance is from the number of miles you drive. And only 30% is really in this variance around behavior. You know, most people are generally pretty good drivers, believe it or not. So the, the real variance in terms of, you know, your risk to the insurance companies, is how many miles you drive. So that really is the predominant factor. So if we can accurately track that. Now what’s interesting is like in a world of autonomous cars where you’re like turning on the car to be autonomous or fully self-driving, at some point, you know, it’s on and off, you should be getting a different rate for those miles, right? So if the car is, if your Tesla is on autopilot on the freeway, that should be safer than you on the freeway, you shouldn’t be paying as much for auto insurance. You can kind of think about how this moves into a world where everything is dynamically priced and dynamically built.

Jason Calacanis:

Usage-priced.

Dave Friedberg:

Usage-priced and also fair. So, you know, if you’re a good driver and you’re driving well, or if you’re using autonomous features, you shouldn’t pay as much. And ultimately that translates into a truly kind of more dynamic service. And that’s really where the world has to go because those low mileage drivers, or those good drivers, or those drivers using autonomous features should be paying considerably less. So they’ll start using our service and that’ll force the other guys to raise their rates and it creates this huge, you know, kind of market moat. And we’re in the very early days. I mean, it’s like the first inning still. So, you know, we’re, we’re just getting going.

Jason Calacanis:

Chamath, you chose to do a PIPE with the SPAC, explain to the audience what a PIPE is, for people that don’t know, and what you loved about Metromile.

Chamath Palihapitiya:

Sure. I think the, what is a PIPE? A PIPE is a private investment in a public enterprise. And basically what that means is that you’re making the round bigger, right? So it’s kind of like Sequoia does your Series A and invest 10 million. I would come in and put another 10 million in. And now your Series A is 20 million; same terms as Sequoia’s round, except you’re now just grossing up the amount of capital. Why are, why is that helpful? Well, what it does is it allows somebody to price the deal. So in this case, David’s SPAC sponsor priced the deal, did the diligence and decided to underwrite Metromile at that price. And then they came to me and said, “Hey, you know, do you want to come and join this round essentially?” And I got to know the business. A lot of things that David said basically are true.

Chamath Palihapitiya:

The, the thing that I will say is like, you know, everybody talks about the value of machine learning, right? And data-oriented learning. The most obvious thing that you can do is if you learn on top of a huge subset of data, especially out in the real world, like driving data or any other kind of information is you should be taking risk on top of it. And this is why sort of these next generation insurance companies to me are so interesting because it’s probably where you’re going to see machine learning be used at just massive, massive scale, because you’re just going to reprice risk. And make it, as David said, much more dynamic. So anyways, they showed it to me. I really like the product. The metrics are really amazing. And so I joined. It was great. I’m really excited for it. I’m really excited for Friedberg.

Jason Calacanis:

Yeah. Congratulations.

Dave Friedberg:

Great, Chamath and I’ve never worked on anything together, so it’s awesome. We’re doing our first project here on the All-In podcast together.

Jason Calacanis:

All right. So sounds...

David Sacks:

It sounds like a brilliant idea and I’m just pissed that I’m not part of it.

Jason Calacanis:

Do we get a fastie re-do for me and Sacks?

David Sacks:

yeah. Jason, did you know about this?

Jason Calacanis:

I don’t know anything. I get, I’m the last to know.

David Sacks:

We were both cut out of it, we were both cut out of it.

Jason Calacanis:

I need to get my beak wet.

David Sacks:

We got to wet our beaks.

Jason Calacanis:

I can’t get my beak wet?

Chamath Palihapitiya:

You two narcissistic besties have been, have been running around touting every single unicorn you guys have been a part of.

Dave Friedberg:

I missed my allocation in Robinhood. I missed my allocation in Bird or Hoover, or whatever.

Jason Calacanis:

New bestie rule, new bestie rule. Everybody gets a slice, even a little tasty-poo. Everybody gets their beak wet,

Unknown:

Like the old neighborhood, like the old neighborhood,

Jason Calacanis:

You know, a little kickback, a little share.

Chamath Palihapitiya:

Let’s Jason, why don’t you start an angel list syndicate for every all-in podcast listener. Yes.

Jason Calacanis:

All-in podcast syndicate. It will be on the syndicate.com. Okay. Yeah, we’ll do it. We’ll do it. The syndicate.com/All in podcast, and then we’ll aggregate all these subscribers. 20% carry and you guys can suggest ideas.

Dave Friedberg:

We’ll do zero carry and we’ll allow all the listeners to participate in our deals, which I think would be pretty cool.

Jason Calacanis:

I love how every time you loop my business into this, whether it’s podcasting or syndicates, you take out the money and the profit. I tell you what, I have an idea, how about we SPAC this week in startups, and you do it for no participation.

Chamath Palihapitiya:

I’m the father of growth. You know how you grow, by making things free. You want to maximize demand, just make it free. Oh, by the way, on this topic, Sacksy-poo had this incredible tweet this week, which is basically like, wow, this is like my 95th unicorn that went, that filed to go public. I mean, literally every single unicorn that filed this week to go public Sacks was an angel investor, which is incredible, says how good he is as an investor. But the best follow-up tweet was Zach Weinberg, the co-founder of Flatiron Health, whose tweet was, “I just want to congratulate myself on nothing for having not been a part of any of these companies.”

Jason Calacanis:

I would like to congratulate myself for making no bets and taking no risk and getting no reward.

Chamath Palihapitiya:

I thought, I thought Zach’s tweet was the best.

Dave Friedberg:

Sacks, don’t you find it tiring. Like all these investments that you’ve made, like don’t these guys call you and want to do meetings and chat all the time. I mean, you know, this has got to be like a huge amount of effort, right?

David Sacks:

Well, not, not, not, I mean, not really.

Dave Friedberg:

Do you just put the money in and turn around?

David Sacks:

Well, you know, if you’re not on the board, your obligation is basically to respond when somebody asks you for something. And as an angel investor, it is a little different when you’re actually like leading around, than when you’re a board member. When I was making, I was making these investments back in 2012, 2013, that’s when the seeds were planted.

Jason Calacanis:

These were 50 K a hundred K 250 K checks. Right? So the responsibility is proportional to the dollar amount.

David Sacks:

So somewhere, a little bigger than that, actually. But I, I mean, I’ve written, I’ve written checks, you know, seven figure checks in some of these companies.

Speaker 1:

Sacks, according to your personal balance sheet that we got from your accountant this week, Phil help me to sent it. Yeah.

Speaker 5:

Okay.

Speaker 1:

We see here a transaction for house. Is it true? You did the series B of house, the entire series B

Speaker 5:

No, no, no. I heard it was, you led the series. Me. No, no NEA led that round. I mean, I invested a lot as an individual. I did lead the series B or C of Adipar. That was one that I did as an individual.

Speaker 1:

Incredible. Yeah. That’s amazing. Going to be huge. I have no idea what that company is, but that sounds awesome.

Speaker 5:

They do a portfolio mail software. It’s coming up on, you know, a hundred million. [inaudible]

Speaker 1:

I’m just kidding. I’m totally kidding. I’m totally getting, let’s start the pod, Jay Cal, where are we going to start? Well, I mean, I think now that we’ve

Speaker 5:

Promoted, well, I’m just happy to hear that, that Jason was cut out of your deal. As much as me, when I, when I read about it on Twitter, I’m like, I better not be the only best to cut out.

Speaker 1:

You’re right. You’re right. You’re right. It is, it is getting awkward now because people who watch this podcast assume that we do everything together. Like literally they’re like, well, you guys go grocery shopping together. You go on vacation together. You guys live in the same house. Yeah. That’s not how it works. I think the first thing we should, we should talk about is just this amazing moment in time when, because of science, you know, and this podcast started during the pandemic we have had as predicted by Freeberg, who gets to take two victory laps. He said, by the end of the year, we’d have vaccines. And they would have because of this M RNA, if I remember correctly, 90, 95% efficacy, and sure enough, the week after Trump wins, I’m sorry. Lee loses, sorry, sax. He lost actually, after Trump lost, I know you knew both of them the week after he lost modern Pfizer, then the next week Moderna.

Speaker 1:

And then the next week Oxford and I understand Johnson and Johnson is about to announce something and all of these have 90 to 95% efficacy, and that there are going to be 40, 50 and 60 million doses in December, January and February, just from the first two in America alone. So Freedberg, if you were to put a number on when herd immunity hits, because probably 20 or 30% of people have had it, 20, 30% of people have some natural immunity, how long is this gonna take? And could we be at be doing this from, you know, a warriors game next year? When, when are we going to be able to do this in person?

Speaker 2:

Yeah. I don’t know if it was Fowchee or someone that’s closer to the operation chaired that they do think they can get 70% of Americans immunized by may. So my may. Yeah. So, you know, if you’ll remember a few podcasts ago, I think I, I tried to explain a big part of the budget that went into this operation. Warp speed was to paralyze production of these vaccines while they were being tested. And so we’ve been scaling up the production and the manufacturing needs, and if they weren’t going to work, we’re just going to crash them, right. A couple of billion dollars who cares. It’s a good option for the American people. So we’ve got a ton of doses that have been produced. It’s about packaging and distribution now. And that’s supposed to be kind of underway with the plan to be that on December 11th or 12th, when they give the emergency use authorization, these doses start showing up.

Speaker 1:

So we went all in. We basically went all in blind. Like we just shoved the chips in and said, we’re going to make these vaccines. Even

Speaker 2:

It’s more like a spray and pray angel investment portfolio. You know, we, we bought a, but we bought like four different things or five different things. We made it that’s in all of them and hope that one of them pays off and it turns out they’re all gonna pay off. So, you know, or a chunk of them are gonna pay off and we get to have them ready, you know, in time to kind of make a difference here. Now, all that being said, if you look at the case numbers in the U S right now, we could be as high as 30% of the American people have already been infected with coronavirus based on some estimates. So as of the June 30th paper, that was published from those dialysis patients, and they did a pretty good statistical interpretation of looking at antibodies in people’s blood, they estimate 10% of the American population was infected by coronavirus as of June 30th.

Speaker 2:

And then if you look at the number of people that have been infected since then, and you apply the similar sort of multiple that you would assume based on tests, you know, there there’s an estimate that we could already be at up to 30% of the us population has been infected. Wow. And therefore immune and theoretically, mostly immune. Let’s just say that. Right. And so he shared those anecdotes and so on, but yeah, let’s just say generally, yes. Immune. And so you combine that with these vaccines starting to roll out and we get, you know, a pretty kind of comfortable position in terms of the pandemic and hopefully a couple of months here, and that’s why the market’s going nuts. And that’s why everyone, I mean, I don’t know about you guys, but I got some conference invites this last week for conferences for next year that had been canceled this year and we’re being put on hold. Yeah. So people are starting to lean for what timeframe? Third quarter, fourth quarter, summer, July. So people are now

Speaker 1:

Assuming that, and they’re booking hotel spaces based on it. That is extraordinary sax. You shared this New York times story. Why don’t you summarize it for the audience? And I’d love to get your thoughts. In addition to this, as to what this recovery might look like. If in fact we have more vaccine than we need, and even, you know, a reasonable number of Americans take it and don’t believe that it’s a conspiracy theory by bill Gates to control and the Illuminati.

Speaker 6:

Yeah. I mean this New York times story is pretty remarkable. It’s called politics science and that our markable race for a coronavirus vaccine, this came out. I think it just came out today in the New York times, actually. Sorry, it’s published. It published in April 21st updated November 24th. And it’s pretty remarkable. It describes the effort by operation warp speed by the administration, by Pfizer, by the Dern, that kind of gives you the behind the scenes play by play and reading the article. You have to come away thinking that the Trump administration did a pretty good job with this whole warp speed project. I don’t know if the New York times realizes that it’s making the Trump administration looks so good, or maybe they don’t care anymore because he’s, he’s lost the election, but the article does make the administration look very good. I mean, competent, very competent. First of all, they shoveled money to the right people.

Speaker 6:

They, you know, they offered Pfizer money. Pfizer didn’t want it or need it, but majority did. So they got a few billion dollars from Madonna. They parallel processed a bunch of different attempts here so that if one company failed, the others might succeed. There was a sort of a Reaganite cutting of bureaucratic red tape, wherever they could. There were examples in the story of the drug company needing something, some supplies or what have you. And they would call the administration and they would, you know, make it happen. And then finally the administration didn’t do anything to, to kind of mess with the science. You know, in fact, they describe how this, the, this new experimental MRI and a technique that they used to generate the vaccine. They had the code for that. Within two days, they actually had the vaccine sort of printed if you will, within weeks.

Speaker 6:

And really what took all this time where the human trials went, you know, the three stage human trials, which the administration did not do anything to speed up. And probably the irony of ironies, the Supreme irony is there’s a story. There’s a, there’s a bit in the story. It actually begins with the, this guy slouchy who’s the head of the Trump administration’s effort to produce the vaccine. He actually slowed down the Madrona human trials by about three weeks because they weren’t including enough minorities in the, you know, in the, in the trial. And that cost them three weeks. If it weren’t for those three weeks, the modernist vaccine would have happened Pfizer. And it would have come out about a week before the election. So you gotta wonder, like Trump has gotta be pulling out his hair, or about, about, about, about this twist of fate.

Speaker 3:

David, how does it attribute credit for warp speed? And I I’m going someplace with this. So I’m just asking you the question.

Speaker 6:

The article is not trying to attribute credit. They’re just kind of describing the behind the scenes of, of how Pfizer Madrona came up with their vaccines. And it just, but, but in, in describing, you know, Pfizer, Madonna did the work of creating the vaccine, but in describing the ways that warp speed contributed, they did things that were only helpful in nothing that was harmful. And so in that sense, it made the Trump administration look quite good.

Speaker 3:

Yeah. I think the point is that the warp speed folks, which is probably the least well-known working group, working on coronavirus to the rest of the public is because it was a lot of wonky insiders. It was sign of almost proving the exact opposite of what Trump typically does, which is, you know, some idiotic nepotistic leaning where it’s his daughter or it’s his son-in-law running around, you know, completely ineffectively, you know, doing something where they become sort of front and center for taking credit. In this case, it was just a bunch of policy walks. You never heard about the project. We only know about workspace because a handful of us have talked about it. And it, it turns out to actually have been good because they knew what they were doing and they do enough to, to not try to seek the credit and just cut out of the way. I mean, it, it proves almost the antithesis of how the Trump campaign, you know, manage their time in the white house.

Speaker 6:

Well, I mean, I, you have a point where, you know, I was kind of reading this article, wondering, you know, where is Jared Kushner? Because if Cushner knew about this, there’s no way he slows down the modern of vaccine by three weeks. I mean, that might have made the difference right there. And whether Trump wins or not. Can you imagine the effect on the election, if the vaccine had come out one week before November 3rd

Speaker 3:

To SA I think Trump would have won decidedly if he had a vaccine or two out with 90%, but I think he had no credibility, even though Madonna and Pfizer were saying late November. And he said that the vaccines around the corner, his whole tenure was based on so much lying. He was the boy who cried Wolf. He was the president who cried Wolf by the time he told the truth and he was telling the truth about the vaccines. He was like, Oh my Lord. He, he told the truth in the final three months. And I, can I give you the opposite David of that, which is that if modern, it basically says, Hey guys, we have a vaccine that works for white people and a disease that’s, you know, disproportionately killing blacks and, you know, Hispanics and Brown people, native Americans. And all of a sudden people are like, wait, what the ? Maybe they would have gone into Georgia and they would have just crushed them even more. And then you would have actually had the Senate flipped too. So you could have had a whole kind of distribution of outcomes there in a different case, because you could have an angry reaction

Speaker 1:

As well. We don’t know.

Speaker 7:

Well, yeah. I mean, I think it’s ironic that an administration that was constantly accused of white supremacy probably lost the election because they slowed down this vaccine trial group to include more minorities. No, I know, but I think at what we’re saying is it wasn’t

Speaker 1:

Administration, somebody, you know, what they were doing, we call that redemption in the movie when the person actually loses because they did the right thing. It’s kind of redemption. Freeburg when you look at these MRN vaccines, you were educating us about them last night and also for a long time, tell the audience just one more time, how these work briefly and what the potential for them is in the future. Because I think a lot of us now are starting to see the light at the end of the tunnel. This is going to be over. We’re going to be at conferences or going traveling to Europe or whatever it is next summer. But we are all going to be scarred for life thinking, you know, when is the next coronavirus? Just like for a decade, we were on pins and needles. When is the next nine 11? So this is going to be scar tissue for a generation or two of people when the next COVID comes, how quickly will warp speed? 2.0, go.

Speaker 2:

Yeah, it’s, it’s, it’s the right question because our approach to doing vaccines may have just changed permanently. So, you know, every cell has your DNA and DNA basically codes, proteins. Every three letters of DNA makes an amino acid codes for a specific amino acid. There’s 20 amino acids. The way that DNA turns into proteins is through RNA. So RNA is kind of like a mirror copy of your DNA. It floats into these things called ribosomes in yourself and outcome proteins. And those it’s like a printer, right? And so those, those ribosomes make your proteins. You think those amino acid sequencers coded by the RNA. So the way that the vaccines work historically is you’ll get a dead virus, which is basically the protein of a virus. Your immune system then learns to kill that or to,

Speaker 7:

Oh man,

Speaker 2:

Jesus, my dog, your immune system, and learns to remove that protein from your body. And that’s how you develop this memory, your immune memory to a specific protein. And so they put this dead, our vaccine virus in your body, and hopefully your immune system learns a good response to it. M RNA basically puts the RNA in your body, that codes for that protein, your cells then make that protein. And because it’s making a lot more of the protein in a more consistent way, theoretically, the idea is your body develops a much more robust immune memory and immune response without it overloading your system where all the immune cells try and wipe that protein out right away. And so on, the, the challenge is you’re putting RNA in your body and we’ve always been worried about it. We don’t know what the side effect mixing RNA in your body

Speaker 1:

Would be. Is it going to change your DNA? It’s going to change your genetic makeup. It’s going to cause other deleterious side effects. So this technology, this capability, this knowledge has been around forever, not forever, but for a long time. And the idea has always been, we could use RNA in this way, but you know, no one wanted it and we’ve used it in animals and we’ve used it in plants. And we’ve seen the capabilities of using RNA to do different things like this, but this is a big leap. And so, you know, we, we kind of looked forward here getting to the point that we felt comfortable with, you know, RNA as a, as a treatment like this, and it’s, it’s working. So in theory in the future is sacks points out. You can take any virus or any bacteria, you can read its DNA. You can do that in an hour. Then you can take chunks of that DNA and code RNA for it so that your body makes those proteins, that theoretically produce an immune response. So that’s the, that’s the science of like, how do you, how do you create a new vaccine?

Speaker 7:

I think that’s the amazing part is the way it’s described in this article is that it’s almost like laser printing or 3d printing a vaccine is kind of like the equivalent of that. You just take the genome of the virus and, you know, boom, you’ve got the vaccine. And then all the other delay is about human trials and testing of it. But imagine if that there, there was the next coronavirus is 10 times as deadly, you know, something that’s as spreads, as contagiously, as smallpox and is, you know, as deadly as a bowl or something like that, we could have a vaccine the next day, you know, like you could, we can have a very,

Speaker 1:

Which David would be as we’d have it the next day, like we did here, but we would be going through this three-phase trial. And so I want to take a moment here and talk to shamatha about something which has challenged trials in the UK. They will start doing challenge trials for those people who don’t know what a challenge trial is. Essentially, they expose you to something dangerous. I E a virus like COVID and then, well, they give you the vaccine and then they give you the virus, as opposed to how we do a three-phase trial, which is you give the vaccine to 30,000 people and a, and M placebo to 30,000. And then you come back three months later and see how many people got infected. And it takes time and money. Whereas challenge trials only take risks on the individuals who are part of it. [inaudible]

Speaker 1:

hundreds of people in the science community signed a letter and in the UK, they are going to be doing the first challenge trials in January. The United States is not doing these I’m certain China is. Do you think it’s a moment in time where we need to think about the ethics and morality of challenge trials specifically, and then if so, how do you execute them with that? How do you execute a challenge trial without it being unfair or too dangerous for people? Obviously you’re not going to just go into a prison and say, Hey, anybody want to get 10 years off the sentence? Join the challenge trial. That seems morally bankrupt, but we let people climb mountains without ropes. So, right. Well, I think this speaks to a whole bunch of other issues that we’ve talked about on the pod before, you know, another example of this section two 30

Speaker 3:

Before, when we talked about it, we had a body of law that was created in a moment of time that essentially was about framing and understanding a specific pathway in a way to use technologies that today look archaic and we have to rewrite the laws in order to just compensate and understand for where we are. So if I, if you double click on trials as an example, you know, if you have a solution for a rare disease, you can go in a specific pathway with the FDA and get breakthrough and fast track approval. But if you, for example, have, you know, a novel immunotherapy cancer drug, you probably, you cannot, you know, you have to do a multi-phase trial, a typical three phase trial, you have to solve for very typical things like fatigue, et cetera, et cetera, all these things slow progress down. Now in a world where we were somewhat flying blind 40 or 50 years ago, we didn’t have, you know, things like CRISPR.

Speaker 3:

We didn’t have, you know, a real understanding of the genome. We didn’t have delivery mechanisms like car T you would say, okay. Yeah, we should be really, really careful. But I would say that the more, you know, the more you can ease up on the rules because you can actually empower people with a lot of information and it shouldn’t take a disaster scenario for us to be iterative and experimental. So I think the challenge trial is really important. I think the concept of the make a lot of sense, I think a lot of governments should employ incentives to figure out who is eligible and why, but if you’re a healthy adult, male or female, and you want to participate in a trial for whatever set of reasons you should be allowed to do so, and companies that want to run those trials should be allowed to run them. Similarly, if you want to find a complementary pathway through regulatory agencies to get drugs to the starting line, you should be able to do those two. And I think what we have to do is multipath these compounds going forward, because I think that’s where you accelerate all these technologies is the ability to actually solve these diseases.

Speaker 1:

Freeburg why is it so controversial that a rocket ship company, or, you know, people who want to climb on mountains without ropes or a rocket ship company, like there are experimental pilots. We have astronauts, they take unbelievable risk. We send thousands of troops into harm’s way for many different reasons, many of which sadly die. And they volunteer for those activities. Those people are volunteering and compensated. But when we look at science and we look at a challenge, trial scientists say this is morally reprehensible to compensate somebody for taking risks. When it that’s exactly what we do in the army, we do it with police offers and we do it with astronauts, help us understand how scientists think so differently than say war. I don’t know if it’s scientists as much as it is regulatory framework.

Speaker 2:

Like the, some people would call it a nanny state. And, you know, there are things that the nanny state assumes individuals don’t have the capacity to understand the extent of the potential loss or the, or the nature of the risk. This is true for angel investing, right? You have to be a qualified investor to invest in a private company without appropriate disclosures. And it’s true in a lot of other contexts. So, you know, to, to give people the authority to make decisions like this, it seems like my, I have no point of view that I’m kind of making here, but it seems like the, the, the, the government assumes, or the elected officials assume, or the populace assumes that there are things that people aren’t really equipped to make decisions on because they can’t understand the risk because they’re not qualified. And, and they get excluded from those activities. But Sachs is the yeah.

Speaker 7:

Yeah. I think assumption of risk is, is, is a really good principle. And it is a way for people to engage in potentially harmful behaviors, just because their behavior is potentially harmful. Doesn’t mean you don’t get to do it in the United States. You’re allowed to do things that are manifestly harmful to yourself like smoking, you know,

Speaker 3:

Even, even, even worse, if you’re an Oregon, you can now do all kinds of hard drugs. I mean, you can assume that risk for yourself. So, you know, if in Portland, Oregon, you can now take heroin openly in the street with no consequence, but you can’t participate in a trial that could basically cure a cancer. That’s insane to me. I’ll tell you.

Speaker 2:

Yeah, I’ll tell you I’ll, I’ll, I’ll tell you the flip side of it. You’re allowed in Nevada to play roulette. I mean, what the like, you know, it’s got a negative expected value, statistically, factually for individuals, but the individual doesn’t have the capacity. Generally speaking, that’s playing roulette to recognize that every dollar they’re spending at the roulette table is likely going to be, you know, taken away from them. Like there’s some percentage of that. That’s going to be taken away. There’s a 5% edge for the house on that, on that game. And, and so we make the argument in some cases that people don’t have the capacity to understand risk, but in other cases, it’s okay for them to not have the capacity to, to, to, to take risks. And I think that there is this notion of what some people call regulatory capture that probably encompasses both of these, which is that there is some degree of profiteering that has created some set of laws that kind of manifestly capture that system in a certain way.

Speaker 2:

So there are profitable casino enterprises that say, let’s get people to spend their money in a risky way that they don’t understand. And that becomes the law. And then people in Nevada, a lot to do that. There are also pharmaceutical companies that will say we need to have huge regulatory burdens. So once we make that big investment and we get patent approval and we can lock in that drug, we can charge a lot of money for it. So I would argue to some extent that the regulatory capture associated with the profiteering hearing that happens on the backend in pharmaceuticals has in large part driven the structure around risk-taking in, in drug trials,

Speaker 4:

Particularly in the U S I mean, you can go get whatever drug you want over the counter in Mexico, right? I mean, we have a very different system. It’s also happens to be the most expensive in the world. And the, the rationale is, well, you’re the most protected, right? Well, the drug and the drug infrastructure here has created to your point because of regulation, the entire, you know, CRO industry, which is a multi multi-billion dollar industry, which basically is essentially a retardant of R and D velocity, right? Its entire job is to slow things down, create these double-blinded studies by the way. And so many of these studies are not even double-blinded, they’re not even actually scientifically rigorous. They get basically blown apart after the fact. So what are they really in the business of doing it’s because they’re, they’re exploiting a business model that was created by laws, laws that were written by regulators, regulators that were in the hands of lobbyists.

Speaker 4:

None of those folks truly understood at the time, but especially today what’s really possible. So, you know, it, it does not make sense in the United States of America, just writ large, simply put that you can buy alcohol and drink yourself into the ground by cigarettes and smoke yourself to death. You know, jump out of the way, your money gamble away, your money, where your negative Evie or open, you know, openly do illicit drugs, but you can’t participate in a thoughtful trial backed by scientific research. In fairness to moth, you can get away with smoking fentanyl in San Francisco and Oregon, but it is illegal to use that plastic trust. So be careful folks, the laws are very clear here that plastic straw is going to get you in a lot of trouble. I don’t know what the fine is, but it is. I mean, it would, it, would it be so crazy if it were true, but to your point, like you would actually get arrested for having a plastic bag than you will for having fentanyl in San Francisco.

Speaker 4:

Absolutely. They’ll arrest you for the bag that the fentanyl’s in Chesa boudin will not arrest you for the fentanyl in the plastic bag. Saks, we’ve totally lost the script, but Chamath sort of bridge this with the two 30 discussion of common carrier. And Hey, you know, we, we had great intent with this law, but nobody saw social networks becoming this dominant, addictive, et cetera. So we need to be more nimble as a government in, in changing these regulations, whether it’s straws, fentanyl, challenged trials, or two 30, you wrote a blog post about it. After we had our two 30 discussion, a lot of people started talking about it. Have you come to some conclusion as to an exit ramp for two 30 or a way to maintain it without, you know, throwing the baby with the bath?

Speaker 6:

Yeah. Yeah. Well, okay. Just kind of make one concluding thought on top. So the reason why innovation has happened so fast on the internet is because of, you know, one word permissionless, right? Permissionless innovation, nobody who has an idea for a startup needs to go get permission. Someone in the government, you know, repeatedly, that’s really what makes a difference. You know, Mark Zuckerberg as a sophomore in college can just build his project, Larry and Sergei, his PhD students can just build their project, ship it, start getting users and they don’t have to get the permission of a regulator whose incentive by the way is just typically not to get fired by approving something that might rebound on them in some, you know, in some bad way to keep their job, keep their job. I mean, imagine if, you know, imagine just to take it like a random example when Elan launched star man, remember, and he put the, like, he launched the Tesla into space and there was like a astronaut in there.

Speaker 6:

And it was like this kind of really cool moment. I assume he just did it. I assume he didn’t get permission from anybody to do it, but could a moment like that have really happened if he did have to get permission no way it’d be like making its way up through the chain or would know what to think of it. No would know whether they could be the one to approve it. And then what if something goes wrong? What if the Tesla comes back down to earth and you know, it turns into a meteor or whatever those, those scenarios would be running through their heads. Nobody would’ve allowed it. Right. And so when you just let entrepreneurs do things like good things happen, right? And, and that’s why we’ve had so much progress on the internet. And in so many of these other areas, we’ve had much less progress because you know, what a system like that selects for is your ability to go lobby regulators, as opposed to just building your project and shipping it.

Speaker 3:

I think that one of the things that may be happens is that, you know, we, we were all expecting, or maybe some of us, I have definitely some version of a new deal and some grand bargain. And I wonder maybe whether the new deal and our sort of like our version of FDR over the next, I don’t know, 10 years is the person that actually says, guys, we’re going to have a wholesale rewrite of the regulatory infrastructure to account for technology, just period. We’re going to start someplace reasonable and small. And we’re going to make common sense reforms, just observing the times as they exist today. Right? And we’re going to go and systematically try to make these industries a little bit more resilient, a little bit more entrepreneurial, you know, a little bit less corrupted by regulatory capture and lobbyists and laws that just don’t make sense a hundred years later.

Speaker 6:

I mean, it’d be great if we could do that. The reason we can’t is because how do you reform the law without the lobbyists getting their fingers in it. Right? And, and the problem is there’s no, there’s no lobbyist for the company that doesn’t exist yet. Right? For the founder, for the entrepreneur, who’s got an idea in their head, but they haven’t built their company yet. There’s nobody representing that person in Washington. Right. And what happens is you get new regulations in Washington. Some agency gets created, they reach out and touch an industry. Now every player that’s affected has to create their own lobbying organization. Not true. And David,

Speaker 3:

What do you think about this? What if the advocate for the entrepreneur or the uncreated company and uncreative product is really the same as just individual civil liberties and rights. How are they really that different? Because really what it’s doing is saying the entrenched organizational infrastructure that runs my life gets deconstructed and then power gets pushed down to be the individual that’s tantamount to the same thing. I think,

Speaker 1:

Well, we, we have seen some, we have seen some pushback. Well, I mean, I, there is some silver lining year. If you look right now, the citizens of California, obviously people have been fleeing and we’ve been talking about California and the one party system here causing so many problems, but we did have prop 22 pass. And we now have 900,000 people have signed to recall governor Newsome. And these seem to be some pushback against this sort of nanny state, where people can’t make decisions. And then additionally, today the sec announced that they will allow gig working companies to give stock to employees as part of their compensation, up to 15% of their compensation. In fact, Hester had I pronounce her last name. It’s not Pierce. You can’t pronounce the word Pierce purse. First person, no it’s spelled Pierce, but it has to perse, is it worth following on the Twitter? H E S T E R P E R C E has to purse. I had her on my pocket since we can start ups. And she they’re, they’re really getting aggressive in changing the accreditation loss. So anybody’s gonna be able to be an accredited investor. You just become sophisticated through a testing mechanism, and now they want to like gig workers, get,

Speaker 3:

Wait, sorry. Here’s a perfect example of a regulatory body and infrastructure that actually has changed with the times. I think the sec in in fact, I’ve, I’ve, I think we, maybe we talked about this a little bit. The last time. I actually think one of the best Trump appointees has been Jay Clayton. And I actually think Jay Clayton has done an incredibly good job. And a lot of what he’s done is just deconstruct this kind of nanny state and say, people can become educated and make good decisions for themselves. And because it’s in some, it’s an area that’s relatively benign investing people kind of just let it happen without a lot of pushback. And everybody kind of generally supports it. Democrats supported Republicans supported, and the outcomes are really good to your point, Jason, which is in a world of zero rates. How do you expect any just average, ordinary, middle American who just works a decent job to save for their retirement to actually make enough money while they’re going to have to get educated. And they’re going to have to find a way of putting their money to work in, in, in assets that have a better return, which literally was illegal up until very recently.

Speaker 1:

Yeah. I mean, you were having, you were systematically letting the rich

Speaker 3:

Stay rich and you were blocking the poor from having an opportunity to advance. Like what if Apple store employees could get their paycheck and say, I want to take my paycheck 70% cash, 30%, you know, restrict restricted stock units at this discount. Like we could let Apple store employees make, you know, a million dollars after five or 10 years of working there 10, 20 years from now and have generational wealth changed. David sax, you had comment.

Speaker 6:

Well, I was going to ask them off. Do you think this type of deregulation is going to happen in the Biden administration? Because what you’re discussing is like a very, really kind of classical Republican Reaganite idea. Right.

Speaker 3:

I agree. And, and, and I think what’s going to happen is you’re. I think you’re going to continue to see deregulation in areas that are benign and non-controversial. So I think the sec, the FCC, I think all of these places you’ll see movement. I think you’ll probably actually see a lot more choice and deregulation effectively in, in Medicare and CMI. I think those places will move first. And then I think it’ll be up to some leader politician to then really rally the troops on some higher order bits. And one of the biggest higher order bits would be sort of around the broader healthcare infrastructure, social security patient education education is probably the biggest one. That’s that’s like the it’s just too sacrosanct for the Democrats. You cannot get elected without the teachers. And so unless there is a start-up that completely disrupts teacher pay and teacher compensation, then the public school teachers unions will continue to dominate a lot of the federal and state policy for the worst. Unfortunately Freeburg if you had one regulation or series of regulations or regulatory body, you would most like to see change for the good of humanity and, you know, Americans and the rest of the humans on the planet

Speaker 2:

Probably helped. Yeah, probably the drug process, the drug development process, you know, there was a, a gene editing program that ran and someone died. This was, what year was this? 97 99. And they basically halted all gene editing programs for 13 years. You know, how many people died during that time. It was , it’s a crazy, crazy fact where, you know, there, the, you know, the, the one death is too many rule, you know, basically doesn’t take into account the, the kind of broader implications on the downside. So yeah, I think that one’s probably pretty important, but you know, th there’s a good, if you want to hear some interesting thoughts and again, not trying to be an advocate for any political point of view, but Charles Koch goes on Tim Ferris, have you guys heard this podcast interview? I’ve listened to it. Yeah. Yeah. And he highlights a couple of really good examples about this regulatory capture problem. Like if you’re poor and you want to become a hairdresser and, you know, start a salon or go work in a salon and make money, cutting hair, the cost and the burden for you to go get the necessary approvals from the cosmetician association is too burdensome for, you know, the average person who’s poor and needs to become a hairdresser. And it’s just insane that you can’t just go be a hairdresser.

Speaker 1:

The government government needs to ensure that people don’t get bad hair.

Speaker 4:

It’s worse. It’s worse. You could, you can, you don’t need a license to be the engineer that writes the machine learning code that either drives a car autonomously or that, you know, helps propel disinformation in a social network. But you do need to have a license to give someone a buzz cut.

Speaker 2:

Oh, that’s a bingo statement right there. Yeah.

Speaker 1:

I mean, in fairness, I am checking out sacks as new haircut here and I’m kind of thinking, so it should be more right.

Speaker 4:

[inaudible] you’re so you’re so white and pale. You’re, you’re blending into the background shade. It’s impossible to see where your skin ends. Your hair starts to shade

Speaker 2:

The regulatory. If you think about the framework, you know, it extends into education too. Like you can’t go get an entry-level job without a quote unquote college degree. How useful is a college philosophy degree to someone that’s trying to get an entry-level job working at XYZ bank, right? Like it’s, it’s a bit absurd that the structure is set up so that there are whether it’s government or not. But there is effectively a hurdle, which is the alternative to regulatory capture, but it’s like call it embedded system capture. Like there is a significant kind of hurdle that you have to get through that costs a lot. And the point of entry has gotten too high for most, and it really stalls things out and it’s going to cause more damage than good.

Speaker 1:

And it’s also been completely disconnected from the reality of your employment. Potential people are going into debt for $200,000 in a liberal arts degree that provides no scale. That is,

Speaker 2:

That makes sense. Like, does anyone on this, in this group argue for needing a bachelor’s degree for everyone?

Speaker 4:

I don’t think, I, I think, I think it’s useless.

Speaker 1:

I, what do you guys think of ISS income sharing agreements? These have become kind of Lambda school. Does them, a bunch of other schools, David, you saw a startup. We just invested in that’s doing them. And I think you’ll like them at the demo day, we did a with craft. Maybe, you know, this idea is who should take the risk for an education. And when you look at an ISA and income sharing agreement, what they’re saying is the school takes the risk. They let you come to school for free. They give you what would be the equivalent of, let’s say a $15,000 coding camp or growth marketer, a risk. Then you pay double that amount over five, six, seven years as a percentage of your income. But if you don’t get income, if you don’t break 50 K a year, you don’t have to pay it back. And if you decide to go back to school or your income drops below 50, you don’t have to do it. Can you imagine if a college had to make that promise,

Speaker 3:

They should do it. They should start in college sports, but they should do it. Imagine you, you know, Duke basically went and recruited kids and said, listen, we’re going to pay you to come to Duke. We’re going to get you etiquette educated. We’re going to teach you how to play basketball better than anybody else. And we’re going to take 5% of your future earnings. Yes or no. You’re not going to have to go to boosters. You’re not going to have to take money. You’re not going to have to do any of this stuff on the side, but just be your best. Learn to play the game. We’ll get your reasonable education. We’ll give you a good infrastructure. And we take 5% of the backend with the,

Speaker 1:

So you could cap the upside, right? There’s

Speaker 3:

Well, maybe there’s no cap, but why do we always have to care about all of this? Like, it’s like, you know, it’s like whatever, maybe it’s 5% for the rest of your life. You’re going to pay the government 50%. You get nothing in return. So if you pay 5% and you get coach K to teach you how to shoot a jumper, it’s better than that.

Speaker 1:

Right. So why,

Speaker 3:

Why isn’t it possible? And I remember how people had this unbelievably paternalistic allergic reaction to income sharing agreements. When they were first talked about,

Speaker 1:

They called them indentured servitude and slavery. And it was like, Oh, it was so insulting to the concept of flow.

Speaker 2:

And then signing a contract with an agent to represent you. When you first start out in any industry music or sports or a film or whatever, you could sign an agency agreement where the agent is your rep for 10, 20 years. Right. I mean, some of those agreements can have long tails on them. And that’s effectively the same.

Speaker 3:

Look at, look at we, we can talk about this in a second, but like, you know, did you see what happened with Chappelle the last couple of days where

Speaker 1:

Yeah, let’s go. Did you watch the video? I loved it. Yeah. The video is incredible.

Speaker 3:

Video was incredible. So the, the, the quick story on this is Chappelle basically did. He had a request. He went to Netflix and he said, take down Chappelle show Netflix took it down. And he did a little standup it’s on his Instagram. It’s like 18 minutes. It’s, it’s fabulous as most Chappelle stuff,

Speaker 1:

Chappelle peak Chappelle. And

Speaker 3:

He basically told this story, which essentially the punchline is like, you know, he signed a contract where he just got completely and he’s like, this is happening every single day in so many markets. And so the idea that then you have actually a different market, which disrupts something by actually creating transparency and something reasonable is all of a sudden, completely immoral. It makes no sense to me. So there’s abuses happening all the time. That is what the contract that Chappelle’s signed was indentured servitude. He doesn’t even have the rights to his.

Speaker 1:

He cannot tell you his name and likeness, right? Yeah. If he wants to create the Dave Chappelle show again, you’d have to call it the DC show. Somebody owns his name, what the and the security in all mediums and platforms.

Speaker 2:

Perfect tie back to the earlier statement about, you know, do you have the appropriate kind of understanding of the risk you’re taking or the benefit that you’re getting? I think Kanye has been doing this whole thing about, he doesn’t own the masters to his music originally, right at the moment that he signed that contract. When he signed over all the masters, you know, the master recordings and all the future revenue rights to his music, he was getting paid a ton of money in his mind at that time. He said, Oh my gosh, I’m getting whatever it was. Let’s say it’s $5 million. I’m getting $5 million. The most amount of money I’ve ever seen. It is absolutely worth me giving over the masters of this music and the future royalty rights to this music for 12 songs or whatever it is for me to get $5 million today. And I can live an amazing life and it will change everything for me who is to say that he was not, you know, have the appropriate sound, mind, and understanding to decide in that moment to take that $5 million and give up all sorts of royalties to his music.

Speaker 1:

Well, Chappelle’s, Chappelle’s argument was the people who are in that ecosystem are all friends. They’re all working together and they’ve commoditized the artist and they collude to do this kind of people’s side limiting deals. And I think what makes Silicon Valley so special is that we collude the other direction. We want people to equity participation, and we want the social contract of Silicon Valley is I’m giving you equity. I hope your, your penny stock becomes worth $1,500 and that you create multi-generational wealth and you’re going to become an angel.

Speaker 2:

No, look, if I, if I’m an angel investor or want to be an angel investor, and some Schmo tricks me into investing in his company, and I just lose $20,000, but I didn’t know how to determine whether that company was or not, because I’ve never done investing before. Is it for the government to regulate that circumstance and say, you know what? You need to be a quote unquote qualified investor to be able to discern a good company for a bad company or from not the same for these contracts. Right? Like, I mean, so, you know, we’re making the argument, I think for the, the, you know, the regulatory framework for preventing people from being able to have freedom of choice. And I think like earlier, you know, that the case was made, like people should be able to make, have freedom of choice at any point. Why should the government kind of step in and make a decision for me? I think that they’re, I’m not, I’m not advocating, advocating for government intervention. My, my only point is that there are morally reprehensible things that are happening today using contracts and that, you know, something like an income sharing agreement actually writes the ship in so many ways. That’s definitely the burden of capitalism. Ultimately it devolves to that, right? Where like, Oh, you’re sick. You’re you have cancer. Pay me a million dollars. I’ll give you this drug.

Speaker 7:

So Hollywood’s a little bit of its own beast where there’s all these gatekeepers and the gatekeepers are always trying to get control over, you know, the creative product. And so, yeah, like, you know, signing contracts with those sharks is always a dangerous thing to do. I think Silicon Valley is very different, have much more of a culture of, of equity. I think the income share agreements are much more in that vein. And I think they’re a great idea for like any trade that demonstrably increases your earning power, right? So the beauty of Lambda school is they pay for you to get an education, being a coder. It then increases your salary and they get a piece of that. That’s like a win-win for everybody. I think where this goes, if these ISS are successful, is that every trade that’s valuable will get its own ISA type school. And then that gets peeled out of a university education. So what’s left for colleges to do. It’s basically, you know, all the stuff that doesn’t add value.

Speaker 3:

There are museums there they’re basically like these monasteries again, right? They go back to being monasteries, not places where you get skills. We need to set. We need to celebrate vocational capability. Cause I think like, you know, we have, we have so celebrated this mythical bachelor’s degree and it just means nothing. It doesn’t learn a trade and that’s just as frankly, that should be as respected or more, but in the American culture, you don’t do that right now. I’ve never understood that if you go for example, to different countries around the world, Europe is a good example actually, of this because it’s the closest analog in terms of quality of living to America. There’s a real celebration of people who choose vocational Tradecraft because there’s an entire educational infrastructure that you can onboard yourself into. You can become a skilled person and you can have a really good decent life and pride in the work.

Speaker 3:

And there’s pride in that work. And in America, you know, you covet this piece of paper. The piece of paper is really just a scam that allows, you know, administrators to basically pay themselves millions of dollars and, or run an asset management business as the Trojan horse of that purpose. It just doesn’t make any sense. And so, you know, I dunno, it’s, I, I just think it’s, I just think the most amazing thing about these companies I’ve been digging into them. Cause I’m looking for more to invest in. And these companies, these companies that are the trade schools that are basing themselves on ISIS, and there are ones who are doing welding and plumbing and all kinds of different things. And there are ice platforms that are providing ices to any school that wants them and doing like the sort of AWS of ISIS. Anyway, these, from what this firm told me was inside of one of these trade schools, they spend 50% of their time on placement, 50% on education. And that out of college, they spend 99 point X amount of time on the education and less than 1% on placement, which kind of attracts, right? I mean, we, we went to college. I don’t know if it’s changed much, but the career services center was like this two person office, like in the worst part of campus. And they don’t, when you’re doing an ICER, if you accept more people who are unqualified and can’t, aren’t ready for the education are not motivated. It, it works

Speaker 1:

Against you because they’re not going to pay back the ICER. So you then get sharper, you know, you sharpen the blade of who gets accepted. You start accepting the right people, these colleges, they would accept anybody who would come in and take the loans. That was your qualifiers. Did you pass your alone?

Speaker 6:

The ISO as a service idea is a brilliant idea. So I would invest in that. I liked that idea as an investment way, better than running one of these schools, you know, that, that that’s basically showing the ISIS themselves. But how amazing is that, that we live in a country where people are willing to, you know, as a movement, now, people are willing to fund your education because they know it’s going to increase your earning power and then they’ll get paid on the backend. That’s like, fantastic. And like, that’s all like happening. All that innovation is happening right now without the government needed to get involved or a big government loan program, people are getting saddled people. Aren’t getting

Speaker 1:

That’s your servitude, literally like the boxes and the New York times of the world

Speaker 4:

[inaudible] is having a $250,000 debt that you’ve got to pay down. And you can never get rid of in bankruptcy for the rest of your life. That’s real indentured servitude. I think the problem is that, you know, East coast, left-leaning editorial publications, they have to themselves justify their $190,000 bachelor of philosophy from Oberlin college. So, you know, if you, if you take that, Oberlin is the number one listener base we have on this podcast. You just lost. Yeah,

Speaker 6:

No, but you’re right. Once you’ve taken out every valuable trade in and move them from a university where you got to pay a hundred thousand a year or to an ISO where it costs you, nothing like what’s left. This is going to be people settings. Oh, Oh yeah.

Speaker 4:

Sectionality intersectionality standards. There’ll be studying the past. There’ll be studying the best

Speaker 1:

Last year, the collapse upon itself. All right. As we wrap up here, let’s just take a moment to think about what some people are calling the big reset. It’s Thanksgiving. We have a change in management in the country, which is, is obviously polarizing. So I’ll put that aside. But I think what’s happened with these vaccines and science is truly miraculous and let’s face it. A lot of people’s a lot of pain and suffering this year. A lot of people lost their jobs. A lot of people lost their restaurants. A lot of people are suffering from meltdown, mental illness. Some people are having to take care of their kids and get to know them. I mean, it’s been hard for a lot of people. Sorry about that sex that it,

Speaker 4:

Do you know your children’s names now? I do. Now I spend three hours with one of your chip. You’ve got flashcards in front of it right now. There were pictures on the back, the neighborly Alyssa temperamental. So anyway, I was trying to be sincere.

Speaker 6:

The kids would even occasionally run into my office during COVID. Do you know?

Speaker 4:

Yeah. And they want to talk to you and hug you and show affection. They’re like, excuse me, sir. Who are you? Your father? Actually, I have,

Speaker 6:

Yeah, I thought it was just working for my office and all these kids show up and tell me it’s their home. So

Speaker 4:

Well, we, I just want him to announce to the all in audience that we have upgraded Freedberg and saxes chips just last week shamatha and I pushed the update for the joy 1.7 update. And how has it been going to the two Davids now that you have a third emotion? We now have the emotion of joy. Do not use it for feels good. Warm insight, body do not use it all in same day. Spread it out over a month. Hey David, did you think that Trump actually resigned two days ago? Was that, was that, was that the equivalent of a red light or the concession tweet?

Speaker 6:

It w it was acceptance of the you’re talking about when they, he authorized the GSA, does release transition funds to Biden. Yeah. I mean that w that, that, that was his concession right there. That that’s, that’s basically what you’re going to get out of him, this, his acceptance of the, of the election result. So

Speaker 4:

After anger, he’s now went into bargaining and then he was depressed. And now he’s accepting

Speaker 6:

What basically happened is you, you know, you had Rudy and Sydney pal, and you know, that legal team going into court to try and challenge all these rules, the whack pack. Yeah. They try and go to court to challenge all these rulings. I think Rudy was like one in 35, meaning I think he won one ruling and lost 35. So it was going very, very poorly. Yeah. But that’s a whole separate story we’ll get into. But, but the thing that really like ended it was when Sidney Powell came out with this elaborate conspiracy theory that actually Trump lost the election because communist code writers had effectively, you know, infected the S the software that was running the, the election. And somehow Hugo Chavez was behind this, even though he’s been dead for seven years, Hugo and the Republican governor of Georgia and secretary of state were in on it anyway, it was so wild and crazy that basically the narrative just cracked. And so then you had like, Steve Schwarzman come out and then sort of the Republican business community and, and Pat Toomey, you know, Republican Senator from Pennsylvania came out and they all just said, look, this is, this is ridiculous. And so that, that was the moment I think, at which the, this narrative that the election was stolen kind of cracked is. And I think she kind of, she did everyone a favor by being so like off the reservation that it just brought the whole thing to like a meltdown,

Speaker 4:

Sidney Powell, always whenever I see her, I always, I just think that she’s one second away from her dentures flying out of her mouth and hitting the camera. I mean, that’s your crazy aunt? That’s the crazy aunt at Thanksgiving. Like

Speaker 6:

She said, she was going to release the crack. And then I guess she met the guy that was running down. Rudy’s I think it was the hair dye running down Rudy’s face. I mean, I’m glad that it was a total meltdown. It was a total show.

Speaker 1:

I’m glad the GOP finally, after Trump’s defeat decided with 55 days left to go, that they would take a stand against,

Speaker 6:

Well, let me, let me tell you what I think should happen now. What, let me tell you, what I think is going to happen now is I think that this New York times article, we talked about the top of the show about the fact this operation warp speed, that it was a big success. I think that the best narrative for Trump, if he wants to maintain this idea that he was robbed is not that he was sort of legally robbed with fake votes or fake voting software. But rather just that if these pharma companies to put out the news a week earlier, it would have mayfly changed. And I think he has an amazing story there. I would agree. It’s kind of, yeah. And it’s kind of like, you know, when you have like a major sporting event and there’s like a bad call by the rest and all the fans basically said, Oh, we were robbed. Well, you can’t get that like result overturned. It is what it is you lost, but you have a talking point for ever that you lost. I mean, if you go to st. Louis or whatever, and you mentioned the banks. Yeah. There’s an asterix. Yeah. You go to st. Louis Gray

Speaker 1:

Bond when the national LeBron association suspended Dre, Mon, and that’s serious.

Speaker 6:

There, there are all these sporting events with asterix is by them. I mean, like, you know, if you go to st. Louis and mentioned the name, Don Denkinger, you know, people will know what you’re talking about. The, I think the Cardinals, the st. Louis Cardinals lost the 85 world series because of a first base umpires call, or at least that’s their view of it. Right. And so I think, you know, what, what Trump can do is, is say that look, we were robbed because we never got credit for the vaccine. Now, if I do think the economy is going to bounce back really strong next year because of the vaccines, right? I think you’ve got to say that if these vaccines and COVID in the next three, four, five months, 20, 21 is going to be a great year. So if Trump hands bite in these vaccines and the economy does well next year, but something bad happens between now and four years from now, he’ll say I handed this guy, everything on a silver platter, he screwed it up and that’ll be his narrative for four years now. Good could happen. I’m just saying,

Speaker 1:

What do you think about, what do you guys think about the picks so far?

Speaker 2:

Janet Yellen for treasury secretary is great. Thank God.

Speaker 1:

Bernie Sanders, social side of the party. He’s really good.

Speaker 2:

The biggest challenge we’re gonna face is is this monetary policy issue. I mean, the dollar is, you know, in decline, we printed 30% of the U S dollar since circulation in the last six months. And everyone’s cheering that the Dow is at 30,000. It’s like, well, you know, this 30% more dollars, so everything’s going to inflate. So I think there’s a lot of work to do. It’s great to have someone sitting in that seat who understands economic policy really clearly, and the tie to monetary policy.

Speaker 1:

Perfect. So far have been, I’ve been really, really, top-notch Tony Blinken friend of a couple of hours for secretary of state. He’s a star, Yellen’s a dove, which I think is really good for just, you know,

Speaker 2:

You guys know the chief of staff SACS. Do you know who this guy he’s been like Biden aid for a long time, kind of, is that the deal

Speaker 1:

Founder of revolution with Steve case? Yeah. He comes from a venture background.

Speaker 6:

All of Biden’s picks have been people who’ve been long time, Washington hands, who he’s had personal relationships with for a long time. He really seems to value that personal loyalty. And they’ve also been kind of, you know, nice and boring, safe paths. I think he’s delivering on kind of what he promised to be, which is a president. We can forget about tone it down. That’s going to be a caretaker president. Yeah.

Speaker 1:

Well, without Trump to talk about on this podcast, because it’s been about 34%, we’re going to need a new topics to rotate in here. We might need to put in little Netflix as we wrap here, what are you thankful for? And what are you most looking forward to next year? Vis-a-vis just, it’s been a rough year. I mean, listen, it’s been nice for people’s equity portfolios, of course, but it is really what do you hope for America, for humanity, for yourselves, for your family, for your friends, you know, what are you thankful for? And I’ll let you free Berg. It looks like your processing unit has delivered a result. So let’s hear it.

Speaker 2:

The emotion bank has been cleared. If I look, I don’t think that this year was any, any cup of tea for anyone. So I think like everyone, you kind of value your friendships and your family. So it’s, it’s been a, it’s been a year, you know, going into COVID. I was in the office every day, spending more time at home, being closer to my children. I know their names, by the way, Sachs I’ll, I’ll teach you how to learn them. They’re it’s been, it’s been actually really special being at home a lot and be with the family a lot, then realizing like how much that stuff matters and how being close to everyone matters. Because when you’re in the run of the life before you kind of get knocked back and just put everything in perspective, you miss those moments. So that’s been really special and important to me this year in a really kind of personal way and just having friendships, right? I mean, it’s great for us to all be able to talk as we do every day and have people you can kind of connect with, even if you’re not sitting in person. I do think that everyone realizes they need that. So anyway, it’s been a, it’s been an insightful year money aside it’s I was terrorized and it started this year about money. And the end of the year, here you go. There it is. It’s all a rollercoaster,

Speaker 1:

The first company. And now you’ve got the Saigon IPO and congratulations. Mazal sax. Has

Speaker 5:

Your processing unit overloaded with this question or are you going to be able to articulate something we’re thankful for and appreciate?

Speaker 7:

I, I agree with, with all the things that Freeberg said, you know, the flip side of working from home all this time is you do get, spend a lot more time with the kids. I personally have. I like this shift to remote work where I can do a meeting from anywhere. You know, you don’t have to go to the office. That’s been kinda, kinda nice upside. I think, I think we probably all learned how self-sufficient we can be. I have learned how to give myself a haircut. Apparently you guys don’t think I’ve done a very good job with it, but what’s better than that. So, yeah, but look, I mean, I’m thankful for, you know, knock on wood. We all have our health and you know, and it weirdly the, the economy of Silicon Valley is doing still doing great. Technology’s doing great. It’s still the future. And I think the country is even though COVID is kind of at its worst right now, I do think it’s going to get rapidly better as soon as these vaccines come to market. So I do think we’ll we’ll work. I do think 2021 will be a much, much better year

Speaker 3:

In this really crazy way. I actually now am pretty thankful for what I’ve learned during the pandemic. I mean, I wish we didn’t have to go through it, but I think that it was the most psychologically stressful period of my life, just to be so isolated from everybody. And they learned something about myself recently, which is that in psychology, it’s called repetitive compulsion, which is sort of like, you know, you repeat the sins of your father or in this way, you know, I repeat these tired ways of behavior from my teens and my twenties that were just unproductive and in the day-to-day life of just running around and going to meetings, as David said, like flying around, go to a meeting, go to the office, go here, go there. You can make a lot of excuses for behaviors that you carry with you. And so what I’m really thankful for is in this lockdown, I’ve been forced to really find the things that, that I don’t really like about myself and try to fix them. So, you know, I’m, I’m really thankful for that because I think hopefully everybody has something positive to look at at the end of this. And that’s definitely one thing for me, it’s very touching and yeah,

Speaker 5:

It’s actually quite appropriate as we wrap here because sacks and free broken. I had some things we don’t like about you. [inaudible], it’s good. You’re doing this work [inaudible] for this end of the pot, but you gotta open the door. So here we go.

Speaker 1:

I’ll wrap up with just saying, you know, family and friends are the obvious, you know, things that you appreciate at this time. I am thankful also for the hope that we’ve seen from, you know, what we can do collectively as a society, when we put our minds to something warp speed comes to mind these frontline workers. I mean, we, we really maybe have seen what a global wreck, a challenging problem being solved can do. And hopefully that can translate into something like nuclear disarmament, sustainable energy, global warming, et cetera. And so I think on a, on a macro level, the most macro level is the species us humans as a species have now had an enlightening moment just like world Wars and, you know, Hiroshima and Nagasaki kinda changed people’s perspective the entire world Jade and I were talking about that the other day, how people look at the world differently after those horrific bombs went off.

Speaker 1:

I think after this bomb goes off, we’re going to look at the world and say, Hey, we can solve problems, right? And maybe we can be proactive about that. And then finally, I think for the people suffering from mental illness who maybe I was callous and made fun of, or maybe just didn’t relate to, I can relate to now because I have felt depressed. I have felt anxious. I have felt exhausted from this, right? And it’s the first time in the 49 years I’ve been on the planet that I ever would say, I felt depressed. I didn’t understand what that meaning was when Sachs would tell me how to press the, was I just never, it never hit me. I’m joking. He never said that, but it was a good joke. I am joking, but I, you know, I think for people suffering from mental illness get help and, you know, talk to people. And I think this really opened my eyes to that. And then of course, this podcast, you know, and, and our podcast is the best thing that, that in one of the best things in my life that came out of this whole period, I think for me too, and you know, I’ve heard that from a lot of the people who listened to it and I’m sure if sax and freed Berg had a fourth emotion, they would, they would,

Speaker 5:

Frankly, I think this podcast has been doing nothing but costuming money. I painted you add to Trump support on those, how many you are not a Trump supporter deals. I’ve lost because Jason keeps trolling me as a supporter. And then on top of that, I get cut out of the only good bestie deal. If you wouldn’t , I thought, at least I would get this best seed deal and you guys cut me off.

Speaker 1:

Okay. Listen, I just want to be clear. Sax is a conservative and a Republican. He is not a Trump supporter. He did not vote for Trump. This time did not vote for Trump. Last time. He does not say about Trump behavior. You can’t have what he’s voting, dude. Sorry, but he told me he didn’t vote for him.

Speaker 5:

Which one? Which one of us? Which one of us

Speaker 1:

I’m gonna try to hire Jared Cushner as a general partner. No, definitely not. If you’re saying most likely cause now reinforcing the theme.

Speaker 4:

That’s actually, if you had to pick, actually, if you had to pick a venture fund that is most like the higher jury pressure as a GP, Andreessen quadratic, anything from, are they still around founders fund? Nope. I don’t think Peter wants to share the spotlight. Okay. I go and Jason they’ll do anything to get a press release. I don’t think that guy needs a fund to go work at true. You helped us.

Speaker 6:

Yeah, he did get three middle East peace deals done. So, but you know, who’s, [inaudible]

Speaker 4:

By the, by the way, by the way, I mean talk, talking about inheriting, incredible dividends, but is it the most incredible thing that you can come in and get middle East peace done? But if you really unpack middle East peace, do you think that middle East peace would have happened? If the cost of solar was not cheaper than the cost of oil? Honestly, B, B, B like if, if, if you, if you didn’t see an end in sight to oil, do you think that the middle East peace? I don’t think so.

Speaker 6:

Well, I, I know what you’re saying, which is that if the middle East wasn’t becoming less strategically relevant to us, you know, that that creates degrees of freedom, I think. But yeah.

Speaker 4:

Profound benefits for Silicon Valley too, right? Like, I mean, all of a sudden that went into the vision fund and they, the money from Qatar and the money from like all the sovereign wealth funds in the middle East has funded. A lot of venture funds has gone into direct late stage rounds and a lot of companies. And it’s really been a great boom for Silicon Valley. People can make fun of the companies getting overfunded and the nonsense it’s gone on all they want, but it filters out into more angel investing. It filters out into more venture LPs and it ultimately gives a benefit innovation ecosystem. So I think that the damage to oil has been great for Silicon Valley. The most incredible dividend of climate change is peace. It’s like it has made radical Islam, a failed startup, you know, a hype series, a that couldn’t raise it.

Speaker 4:

Series B, it’s made, you know, sworn enemies over thousands of years, cooperate together all for what reason? Because you got to pull the oil out of the ground now and monetize it because otherwise the cost of wind and solar and you have to diversify because otherwise the cost of wind and the cost of solar is going to make, pulling the oil out of the ground economically and feasible within three or four years. That’s why they took Saudi Aramco public. They started selling off the shares and they invest in that capital and tech and other stuff around the world.

Speaker 6:

It’s been helpful, but there is, there is a, another factor at work, which is the fear of Iran is now greater than on the part of Saudi Arabia and Israel, that their fear of Iran is, is now greater than whatever mutual hostility that used to have. And so it’s, it’s kind of bringing people together that way, but you got to give Christian credit for still getting those deals done. You know, no one thought he could get to it. I remember one was bought.

Speaker 4:

I agree. He’s not, not a moron and

Speaker 2:

He’s not an he’s on the opposite of an abrasive guy. And he’s very thoughtful. And apparently very, I don’t know if you guys know him personally, but he’s supposed to be very smart and I’m sure that wherever he ends up next, he’s going to do very well. And he’s going to get invited to be in a lot of places.

Speaker 3:

No, it’s clear. He did a very good job.

Speaker 7:

Middle East. Yeah. By the way, how crazy is it that Trump delivers on hottest economy ever peace in the middle East and three vaccines for coronavirus. And he’s still lost. Who would have thought

Speaker 1:

To tell you what, what people think of character. Yeah.

Speaker 2:

But

Speaker 1:

If he acted normal sacks, he could actually take those victories. If he stopped the personal attacks, if he stopped the grifting, he would have won,

Speaker 3:

But he could, he could have been, he actually would have been more than one. If he could have been Raymond, if he CA he could. It’s exactly what I was thinking. If he came in in 2016, calm, cool, and collected with a team where there was a dial down the insecurity and dial up sort of the intensity of actually calling people out for not passing progressive change. He would have been elected in a landslide. People would have said, well, on the way in, we were afraid, but after four years, the guy actually anonymous is what you’re saying. Yeah. And it was a real missed opportunity for him.

Speaker 2:

I still think much of Trump is he’s a WWE superstar and that’s what people voted for. It’s why Jesse Ventura got elected governor of Minnesota. That’s why Arnold, Schwartzenegger got elected governor of California, the average, you know, person that’s looking at that guy versus the old dude that doesn’t talk and, you know, saying some weird stuff about policy. It’s like, Oh man, that guy looks awesome. Let’s put him in office. Like this is going to be fun. And if he turned, turned it down, when he got an office, he’d be much less appealing. I think to a lot of people, I think it’s my caricature of himself that makes him so, so appealing

Speaker 3:

That I’d like to go. I’d like to go on the record with my 15 year projection then, or, which is that the rock is going to run for president as well.

Speaker 1:

I, I think, you know, the Iran situation, just to put that in perspective, David, if you look at the age distribution on the chart, I just put on the chat. It is just extraordinary how young that country is. The median age is I think 28 or 29 years old. And they’re barely holding onto power there. And it is going to flip into a much more progressive society than it is now. They are barely holding on. When you look at how many 25 year olds and 30 year olds, there are in that country who are drinking and watching TV and VPN, and you have the internet and they’re watching porn and they’re gambling, I’m sure. And buying Bitcoin and doing all this crazy stuff that country’s barely holding on. It’s going to be a crazy civil war. And let’s just hope they don’t have nuclear bombs. When that civil war

Speaker 3:

Like being, being like extremist, it’s just like, it’s just a bad product market fit. Now, you know, it’s just like, not worth it. There’s, there’s no money fund it. Nobody

Speaker 1:

Cares that much anymore. Everybody’s moved low NPS score. Yeah. Would you recommend extremism to a friend or family member to.

Jason Calacanis:

All right. This has been a, another all in podcast. For bestie C, the “Rain Man” David Sacks and the “Queen of Quinoa” on his coming out party today. IPO coming up for Metromile, congratulations to Friedberg, congratulations to Chamath on the PIPE. Sacks and I, we’re going to have to figure out a way to lick our wounds and wet our beaks. Let’s put our thinking caps on and over the break, find a deal we can exclude these two from. We gotta, we gotta get in early, get 30% of a company. And then we gotta have Chamath SPAC it, and Friedberg do the late stage deal with all his Metromile money. And we’ll see you all next time on the All-in podcast. That was [expletive] great. Best one yet.

Speaker 5:

Yep. You guys, you guys want to see something funny. You got to see that video. My wife just sent me. That’s my dog. Take it as on your driveway. Sachs. Oh man. Where is it? I want to see that dude. [inaudible] one person who hasn’t code 13 tomorrow. Can you take a on his model X? Oh my God. That’s up? We’d all have code 13. Oh no. Everybody. We rolled over the credits.